Renee E. Becker Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4119 E-mail: rebecker@manatt.com

February 2, 2010

Via Edgar and Hand Delivery

Mark Webb

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	East West Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 20, 2009
File No. 0-24939

Dear Mr. Webb:

This letter sets forth the responses of East West Bancorp, Inc. (the “Company”) to the comments set forth in your letter dated December 11, 2009 (“Staff Comment Letter”), in connection with the Preliminary Proxy Statement on Schedule 14A filed by the Company on November 20, 2009. For your convenience we have numbered and set forth each comment from the Staff Comment Letter followed by the Company’s response. The Company is electronically transmitting with this letter a revised proxy statement (the “Revised Proxy”) which addresses the Staff Comment Letter. A marked version of the Revised Proxy against the original preliminary proxy statement filing on November 20, 2009 is enclosed to facilitate your review.

General

1.	Comment: Please provide information, including financial information, about the United Commercial Bank acquisition, as required under Item 14 of Schedule 14A. We refer you to Note A of Schedule 14A.

Response: The Revised Proxy discloses information, including financial information, about the Company’s acquisition of certain assets and liabilities of United Commercial Bank, pursuant to Item 14 of Schedule 14A. As you are aware, in a letter dated November 27, 2009 (the “Waiver Letter”), the Securities and Exchange Commission granted the Company relief from the requirements of Rule 3-05 and Article 11 of

11355 West Olympic Boulevard, Los Angeles, California 90064-1614 Telephone: 310.312.4000 Fax: 310.312.4224

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

Mark Webb

Legal Branch Chief

Division of Corporation Finance

February 2, 2010

Regulation S-X pursuant to the guidance in SAB Topic 1:K, Financial Statements of Acquired Troubled Financial Institutions, for the acquisition from the Federal Deposit Insurance Corporation. On January 22, 2010, the Company filed an amendment to its Form 8-K, dated November 5, 2009, originally filed with the SEC on November 12, 2009. This Form 8-K/A included the financial information required by the Waiver Letter. The Company has included in the Revised Proxy the audited balance sheet of United Commercial Bank and accompanying notes thereto which were filed as Exhibit 99.1 to the 8-K/A. The Company has also included in the Revised Proxy a discussion containing each of the other elements required to be contained in the 8-K/A pursuant to the Waiver Letter.

Because the acquisition of United Commercial Bank has already been completed, the Company has not included in the Revised Proxy a discussion of the cash dividends declared per share or the income (loss) per share for continuing operations, as this information is not material.

2.	Comment:

What are the potential consequences if Proposal 1 is not approved?, page 3

Under “Continued Dividend Payments,” please provide a hypothetical example of the amounts that would be required to be paid out during the next twelve months, based on current rates.

Response: A hypothetical example of the dividends on the Series C Preferred Stock that would be required to be paid during the twelve months following the Special Stockholders’ meeting, is contained on Page 26 of the Revised Proxy under the heading “Substantial Dividend Payments.”

3.	Comment:

Proposal 2, page 16

Please revise to include a statement that you will not use discretionary authority granted by proxies voted against Proposal 1 to adjourn the meeting to solicit additional votes.

Mark Webb

Legal Branch Chief

Division of Corporation Finance

February 2, 2010

Response: Proposal 2 on Page 37 has been revised to state that the Company will not use discretionary authority granted by proxies voted against Proposal 1 to adjourn the meeting to solicit additional votes.

You may contact us by facsimile at 310.914.5815 or direct questions by telephone to the undersigned at 310.312.4119.

Sincerely,

/s/    Renee E. Becker

Renee E. Becker, Esq.

cc:	Douglas P. Krause, Esq., East West Bancorp, Inc.

Gordon M. Bava, Esq., Manatt, Phelps & Phillips

135 N. Los Robles Avenue, 7th Floor

Pasadena, California 91101

(626) 768-6000

ACKNOWLEDGEMENT

February 2, 2010

Pursuant to the Staff Comment Letter, as Executive Vice President and General Counsel of East West Bancorp, Inc., I hereby acknowledge, in connection with the foregoing response to the Staff Comment Letter, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

EAST WEST BANCORP, INC.

DOUGLAS P. KRAUSE

Corporate Secretary

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